# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zeo Energy Corp., CIK 0001865506
CUSIP: 98944F109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 7625 Little Rd, Suite 200A, New Port Richey, Florida (FL), 34654
Date of event which requires filing of this statement: 10/30/2025
Amends the filing with accession number 0000950103-24-018411
Filed by CIK 0002046915
Persons authorized to receive notices and communications: Barbara McKee, 3 Embarcadero Center,, Suite 550 (5th Floor), San Francisco, California (CA), 94111, 4156444100

## Reporting persons
- LHX Intermediate, LLC (CIK 0002046915): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,931,851; sole dispositive power 0; shared dispositive power 9,931,851; aggregate amount beneficially owned 9,931,851 (30% of the class)
  Comment: (1) Consists of 9,931,851 shares of Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Zeo Energy Corp., a Delaware corporation (the "Issuer") held of record by LHX Intermediate, LLC ("LHX"). This number does not take into account shares of common stock of the Issuer held by other stockholders party to the Voting Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer, and (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein.
  
  (2) The percentage set forth in Row 13 represents the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 33,149,931 shares of Class A Common Stock outstanding as of November 12, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.
- WHITE OAK GLOBAL ADVISORS LLC (CIK 0001420562): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,931,851; sole dispositive power 0; shared dispositive power 9,931,851; aggregate amount beneficially owned 9,931,851 (30% of the class)
  Comment: (1) Consists of 9,931,851 shares of Class A Common Stock of the Issuer held of record by LHX. This number does not take into account shares of common stock of the Issuer held by other stockholders party to the Voting Agreement, pursuant to which such stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer, and (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein.
  
  (2) The percentage set forth in Row 13 represents the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) 33,149,931 shares of Class A Common Stock outstanding as of November 12, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Zeo Energy Corp.
Address of issuer's principal executive offices: 7625 Little Rd, Suite 200A, New Port Richey, Florida (FL), 34654
Comment: This Amendment No. 2 (the "Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2024 (the "Original Schedule 13D") by the Reporting Persons, as amended by that certain Amendment No. 1 filed with the Securities and Exchange Commission on December 27, 2024 ("Amendment No. 1" and together with this Amendment and the Original Schedule 13D, the "Schedule 13D"). Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D or Amendment No.1, as applicable. Unless amended or supplemented herein, the information in the Original Schedule 13D and Amendment No. 1 remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by LHX Intermediate, LLC, a Delaware limited liability company ("LHX"), and White Oak Global Advisors, LLC, a Delaware limited liability company ("WOGA"), and the manager of the funds and accounts that own LHX. Investment and voting decisions for WOGA are made by a simple majority vote of its investment committee. Therefore, no individual member of the investment committee is considered to be the beneficial owner of the shares of Class A Common Stock reported in this Schedule 13D. LHX and WOGA are hereinafter sometimes collectively referred to as the Reporting Persons. Set forth on Appendix A are the names of the members of the investment committee and executive officers of WOGA (collectively, the "Covered Persons"). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Each of the Reporting Persons disclaims any beneficial ownership of the shares of Class A Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person's pecuniary interest therein, and this report shall not be deemed an admission that any Reporting Person is the beneficial owner of these securities for purposes of Section 16 of the Exchange Act or for any other purpose.
Residence or business address: The principal office and business address for the Reporting Persons is 3 Embarcadero Center, Suite 550 (5th Floor), San Francisco, CA 94111.
Present principal occupation or employment: The principal business of LHX is to hold the shares of Class A Common Stock and other securities. The principal business of WOGA is to serve as the investment adviser to its affiliated funds. The principal occupation of each of the Covered Persons is set forth on Appendix A.
Criminal convictions in the last five years: None of the Reporting Persons nor any of the Covered Persons, nor, to the best of their knowledge, any of their respective directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person or Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: LHX and WOGA are each Delaware limited liability companies. The citizenship of each of the Covered Persons is set forth on Appendix A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 30, 2025 (the "Event Date"), the Issuer issued 1,851,851 shares of Class A Common Stock to LHX upon the conversion of Promissory Note totaling $2.5 million (the "Promissory Note Conversion").

## Item 4. Purpose of Transaction
Purpose of transaction: The securities issued to the Reporting Persons as a result of the Promissory Note Conversion set forth in this Schedule 13D is for investment purposes only.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Class A Common Stock in such numbers as set forth on the cover pages of this Schedule 13D. The number of shares each of the Reporting Persons beneficially owns does not take into account shares of common stock held by the other stockholders party to the Voting Agreement, pursuant to which the stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer, and (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein.

The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Class A Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon 33,149,931 shares of Class A Common Stock outstanding as of November 12, 2025, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared voting and dispositive power with respect to all of the shares of the Issuer owned by the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the Event Date or the date of filing this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Items 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Joint Filing Agreement, dated as of December 6, 2024, by and between LHX and WOGA (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

## Signatures
- LHX Intermediate, LLC: /s/ Barbara J.S. McKee, Barbara J.S. McKee/Authorized Signatory of the Manager (11/20/2025)
- WHITE OAK GLOBAL ADVISORS LLC: /s/ Barbara J.S. McKee, Barbara J.S. McKee/Authorized Signatory (11/20/2025)